KERRY

RECEIVED

2008 SEP -4 A 6:54

[illegible]ICE OF INTERNATI[illegible]
CORPORATE FI[illegible]

Kerry Group plc

Prince's Street
Tralee, Co. Kerry
Ireland
Telephone: +353 66 7182 000
Fax: +353 66 7182 961

[redacted]

08004731

Office of International Corporate Finance,
Securities and Exchange Commission,
450 Fifth Street NW,
Washington DC 20549,
U.S.A.

PROCESSED
SEP 08 2008
THOMSON REUTERS

SUPPL

1st September 2008.

Re: Kerry Group PLC (file no: 082-34842): Documentation Furnished Pursuant to Rule 12g3-2(b) Exemption.

Dear Ladies and Gentlemen,

Enclosed please find documentation furnished by Kerry Group plc (file no. 082-34842) pursuant to its 12g3-2(b) exemption from registration under the Securities and Exchange Act of 1934.

Please feel free to contact me with any questions or comments.

Yours sincerely,

Michael J. Ryan
Head of Investor Relations,
KERRY GROUP PLC.

dw 9/5

KERRY

PRESS ANNOUNCEMENT
29 August, 2008

Kerry Group Statement on Competition Authority Announcement

Kerry has been informed by the Competition Authority of Ireland that the Group's proposed acquisition of Breeo Foods, a subsidiary of Irish based Reox Holdings plc, has not been sanctioned by the Authority.

Kerry is disappointed at today's decision of the Competition Authority and awaits the reasoned written Determination of the Authority. On receipt of this Determination, Kerry Group will be in a position to analyse and consider all of its available options.

-ENDS-

For further information please contact:

Frank Hayes, Director of Corporate Affairs, Kerry Group plc.
Tel no +353 66 7182304
Fax no +353 66 7182972
Kerry Web Site: www.kerrygroup.com

KERRY

RECEIVED

2008 SEP -4 A 6:54

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Kerry Group plc

Prince's Street
Tralee, Co. Kerry
Ireland
Telephone: +353 66 7182 000
Fax: +353 66 7182 961

Office of International Corporate Finance,
Securities and Exchange Commission,
450 Fifth Street NW,
Washington DC 20549,
U.S.A.

27th August, 2008.

Re: Kerry Group PLC (file no: 082-34842): Documentation Furnished Pursuant to Rule 12g3-2(b) Exemption.

Dear Ladies and Gentlemen,

Enclosed please find documentation furnished by Kerry Group plc (file no. 082-34842) pursuant to its 12g3-2(b) exemption from registration under the Securities and Exchange Act of 1934.

Please feel free to contact me with any questions or comments.

Yours sincerely,

Michael J. Ryan,
Head of Investor Relations,
KERRY GROUP PLC.

Registered in Ireland
No. 111471

KERRY

PRESS ANNOUNCEMENT
Tuesday 26 August 2008

Interim Management Report for the half year ended 30 June 2008

Kerry, the global ingredients & flavours and consumer foods group, reports interim results for the half year ended 30 June 2008.

Highlights

- Sales revenue of €2,363m
- Like-for-like revenue growth of 7.3%
- Trading margin maintained at 7.4%
- Trading profit increased by 8.1% on a like-for-like basis to €175m
- Adjusted earnings per share* up 6.8% to 62.8 cent
- Interim dividend per share up 13.1% to 6.9 cent

**before intangible asset amortisation and non-trading items*

Commenting on the results Kerry Group Chief Executive Stan McCarthy said; "Kerry made good progress in the first half of 2008, delivering 7.3% like-for-like revenue growth, while maintaining trading margins despite significant currency and input cost pressures. Building on the Group's performance in the half year and the underlying prospects for our business in all regions, we expect a good outturn for 2008 and reconfirm our expectation to grow earnings for the full year to a range of 151 cent to 155 cent per share."

For further information please contact:

Frank Hayes, Director of Corporate Affairs, Kerry Group plc.
Tel no: +353 66 7182304
Fax no: +353 66 7182972
Kerry Web Site: www.kerrygroup.com

INTERIM MANAGEMENT REPORT
for the half year ended 30 June 2008

The Group made good progress in the first half of 2008, delivering strong organic growth and maintaining trading margins despite significant currency and input cost pressures. Benefiting from the progressive development of its 'go-to-market' strategies which have already produced excellent customer focused benefits and project pipelines, a good performance was achieved throughout Kerry's ingredients & flavours regional operations and end use markets. Kerry Foods, the Group's consumer foods division serving the Irish and UK markets, also successfully managed the inflationary input cost environment and achieved solid revenue and margin growth despite the significant depreciation of the sterling/euro exchange rate.

RESULTS

Total Group revenue in the period amounted to €2,363m. Excluding the effects of changes in exchange rates, acquisitions and business disposals, total sales revenue increased by 7.3% on a like-for-like basis.

Despite the impact of input cost increases and adverse currency movements, trading profit increased to €175m reflecting an 8.1% increase on a like-for-like basis. Group businesses successfully implemented cost recovery and business efficiency programmes to maintain the Group's trading margin at 7.4%. The trading margin in ingredients & flavours was held at 8.1% and the margin in the Group's consumer foods business increased by 10 basis points to 6.4%.

Basic earnings per share increased by 4.3% to 60.1 cent. Adjusted earnings per share increased by 6.8% to 62.8 cent. The interim dividend of 6.9 cent per share represents an increase of 13.1% over the 2007 interim dividend.

BUSINESS REVIEWS

INGREDIENTS & FLAVOURS

	2008	Like-for-like Growth
Revenue	€1,656m	7.8%
Trading profit	€134m	8.9%

Good progress was achieved in leveraging Kerry's ingredients & flavours global technology platforms in food and beverage markets. Total sales revenue increased by 7.8% on a like-for-like basis to €1,656m. Trading profit grew by 8.9% on a like-for-like basis to €134m. Against a background of substantial input cost inflation, the division's trading margin was maintained at 8.1% due to the success of regional cost recovery and business efficiency programmes.

The work programme to re-align the Group's ingredients, bio-science, sweet and fruit ingredients and flavours businesses into one Kerry Ingredients & Flavours division in line with Kerry's 'go-to-market' strategy has commenced. Aimed at building layers of advantage by provision of customised customer product solutions derived through maximising product development and application synergies across Kerry's ingredients & flavours systems and functional ingredients, the programme is being implemented on a regional basis in the Americas Region, EMEA Region and Asia-Pacific Region. Implementation of the programme is well advanced in the Americas Region where significant 'business wins' have already been achieved. Implementation plans for the EMEA and Asia-Pacific regions are nearing completion and will

commence prior to year-end. This integrated Kerry approach to meeting the needs of food and beverage customers worldwide uniquely brings together the Group's ingredients and flavours technologies and applications expertise to deliver successful innovative value added consumer products ahead of industry competitors.

American ingredients & flavours sales revenue in the period reported at €643m represents 7% like-for-like growth relative to the same period in 2007. Kerry businesses successfully managed the inflationary input cost environment through supply chain efficiencies and appropriate pricing actions. The division's integrated systems approach to market development and customer service contributed increased growth through major customer accounts and an encouraging innovation pipeline.

Excellent growth was achieved through culinary, dairy, lipid and savoury systems and flavours in particular through frozen complete sauces, prepared meals, meal accompaniments, soups and dressing's applications. While the ready-to-eat cereal category saw a slight decline in volumes, category growth was achieved in the 'healthful sector' where Kerry continued to achieve good growth through its granola and clusters technologies. In the nutritional bar category the granola bar segment continues to exhibit significant growth levels where Kerry has achieved strong development and growth through its integrated technology platforms.

Despite the difficulties in North American meat markets, Kerry achieved good results as processors develop added-value solutions and offerings utilising Kerry's savoury systems, flavours and food coatings. The continued expansion of the meat and poultry sectors in Latin American markets also provided good opportunities for Kerry's savoury technologies. Solid growth was achieved in Central and South American foodservice markets. While the weaker economic conditions adversely impacted foodservice sectoral growth in North America, Kerry's savoury and sweet technologies focused on food and beverage applications recorded good growth due to increasing demand for authentic, all-natural, organic, value-added offerings and complete systems. Similarly in the coffee chain sector, despite the reported slowdown in sales, Kerry continued to achieve satisfactory progress through development of new delivery formats for upscale beverages, blended beverages and smoothies. Growth in the beverage sector was also assisted by Kerry's sweetness modulation beverage flavour systems.

Construction of a new 250,000 square foot state-of-the-art customer innovation and commercial centre in Beloit, Wisconsin commenced at the start of 2008. This industry leading project costing US$50m, scheduled for completion in early 2009, will house customer application suites, research and development laboratories, culinary facilities, sensory services and a pilot plant facility dedicated to customer product commercialisation.

Double digit growth was achieved through Sheffield™ Pharma Excipients in American markets driven by successful launches by major pharmaceutical customers and increased penetration of Latin American markets through regional customers.

European ingredients & flavours recorded sales revenue at €654m reflecting like-for-like growth of 5.0%. Kerry's ingredients & flavours businesses in the region successfully managed the impact of the significant sterling/euro exchange rate depreciation and input cost pressures by maximising benefits from recent capital investment programmes, supply chain efficiencies and through prudent pricing actions. Culinary and savoury applications including marinades, seasonings, sauces and bouillons achieved good growth in the UK and mainland Europe. Kerry's yeast technology performed strongly throughout European markets particularly in the culinary sector in line with trends towards 'clean label' and demand for natural products. The improved performance of the frozen ready meals sector saw increased demand for innovation in the sector. In Germany good sales growth was achieved in the quick-serve-restaurant sector and while the French market remained difficult Kerry realised satisfactory growth

through seasonings applications. Solid growth was achieved in the snacks sector throughout major accounts and Middle Eastern markets driven by Kerry's all-natural flavours capabilities.

European fruit and sweet ingredients was impacted by the slowdown of the dairy sector in particular for yogfruit applications. However growth was maintained through sweet ingredients and flavours in confectionery, bakery and beverage markets. Enzymes also achieved double digit growth through bakery and confectionery applications.

Following the significant upturn in international dairy markets in 2007, demand conditions weakened again during the first half of 2008. Kerry's dairy ingredient systems and flavours achieved good growth in the snack and confectionery sectors and through synergies across the Group's proteins and nutrition technologies in nutritional growth markets. Proteins also achieved strong growth in cell culture, pharma fermentation and bulk fermentation applications.

Asia-Pacific ingredients & flavours again achieved excellent regional market development and profitable growth. Sales revenue increased to €239m reflecting like-for-like growth of 20.3%.

Nutritional applications again exhibited double digit growth in Asian markets in particular in China. Culinary and yeast technologies continue to benefit from increased consumption of convenience foods. Solid growth continued through regional foodservice channels for a range of ingredient systems and beverage applications. The Japanese QSR sector delivered substantial growth for savoury systems and coatings. Indonesia also showed promising growth in the snacks sector. The liquid sauce facility acquired in Singapore prior to year-end performed well. Emulsifier production at the Esterol facility in Kuala Lumpar was constrained ahead of completion of the major expansion programme at the facility. Commissioning of the new facilities at the end of the period enables the business to address the growth in regional customer demand for emulsifiers. Enzyme sales in Asia-Pacific markets grew strongly in line with beverage and confectionery sectoral growth trends.

Australia and New Zealand saw continued growth through culinary applications and increased penetration of soups, sauces and dressings end use markets. Kerry Pinnacle continued to deliver excellent growth in the lifestyle bakery sector.

Sheffield™ Pharma ingredients again recorded strong growth as major global pharmaceutical companies expand manufacturing facilities throughout the region.

CONSUMER FOODS

	2008	Like-for-like Growth
Revenue	€877m	6.0%
Trading profit	€56m	5.6%

In a weaker economic environment in the UK and Irish markets, rising input costs and the significant depreciation of the sterling/euro exchange rate contributed to more challenging trading conditions in the first half of 2008. However against this background Kerry Foods performed strongly benefiting from its brand positioning and investment in chilled food growth categories. On a like-for-like basis sales revenue increased by 6% to €877m and trading profit increased by 5.6% to €56m, giving a 10 basis points improvement in the division's trading margin to 6.4%.

All Kerry Foods' brands performed well, maintaining brand shares in all categories. Low Low and Charleville Cheese achieved solid value growth in the Republic of Ireland market and the Coleraine brand made further progress in Northern Ireland. Cheestrings grew brand share in the UK snacking sector and double digit growth was maintained in the QSR cheese sector. In the dairy and low fat spreads categories Kerry's brands and private label offerings saw continued volume and value growth.

Growth slowed in the Irish sausage and premium sliced meats categories but the Denny and Ballyfree brands performed satisfactorily. Freshways achieved further brand growth through its sandwich and food-to-go offerings. In the UK Richmond and Wall's saw further brand value growth in the sausage sector and Mattessons continued to achieve double digit growth through Fridge Raiders and Smoked Sausage in the meat snacking sector.

In chilled ready meals, whilst there was a time lag in cost recovery in the sector, Kerry Foods outperformed category growth rates. The frozen meals category showed more stability but escalating input costs again impacted profit levels in Rye Valley Foods.

As announced on 13 March 2008, the Group has agreed to acquire Breeo Foods, a subsidiary of Irish based Reox Holdings plc, subject to regulatory approval. The decision of The Competition Authority of Ireland on this matter is expected shortly. The impact of this acquisition on the Group is subject to the timing of completion of the transaction and is not expected to have material impact on the Group's earnings per share in the current year.

FINANCE

The Group delivered free cash flow of €51m in the first half of 2008 having spent €61m on fixed assets, €61m on seasonally affected working capital, €37m on finance costs and €14m on tax.

Expenditure on Group acquisitions amounted to €59m. Net debt at the end of the period amounted to €1,234m compared to €1,357m at the end of the first half of 2007. Net debt to EBITDA reduced to 2.5 times (H1 2007:2.8 times). Finance costs were €39m compared to €38m in the same period of 2007, with EBITDA to net interest covered 6.3 times (H1 2007:6.0 times).

Re-alignment of the Group's ingredients, bio-science and flavours businesses on implementation of Kerry Ingredients & Flavours 'go-to-market' strategy is expected to give rise to some further streamlining of the current infrastructure within and across the Americas, EMEA and Asia-Pacific regions. The Americas region has initiated this consolidation programme with the on-going harmonisation of production across ingredients & flavours facilities, the planned closure of some sites and centralisation of key commercial support activities. EMEA will review the region's manufacturing and technical support requirements in the second half of 2008 and Asia-Pacific will complete the review of its regional manufacturing facilities early in 2009.

As well as operational and support services restructuring, it is envisaged that the significant expansion of organisational activities arising from this customer-focused business expansion programme will require the development of new integrated standard processes and systems.
While there will be costs incurred in completing this programme, it is envisaged that the activities will be self financing over time.

PRINCIPAL RISKS AND UNCERTAINTIES

Under the Transparency (Directive 2004/109/EC) Regulations 2007, the Group is required to give a description of the principal risks and uncertainties it faces. Kerry Group operates in the global food ingredients & flavours industry and in the consumer food industry in the UK and Ireland. As is the case with competitors in these industries, the Group is exposed to many and varied risks and uncertainties which are prudently managed in order to make a profitable return for shareholders. The risks are managed, both in the short and long term, utilising the standard management processes adopted by the businesses along with the Group's internal control and risk management processes.

Details of the principal risks and uncertainties facing the Group can be found in the 2007 Annual Report, some or all of which have the potential to impact Kerry's results or financial position during the remaining half of the year. Specifically, rising commodity prices and volatile currencies have become more significant than in previous periods. However these risks are actively managed as part of the Group's control and risk management processes.

DIVIDEND

The Board has declared an interim dividend of 6.9 cent per share, an increase of 13.1% on the 2007 interim dividend of 6.1 cent per share. The interim dividend will be paid on 21 November 2008 to shareholders registered on the record date 17 October 2008.

DIRECTORATE CHANGES AND RELATED PARTY TRANSACTIONS

Mr. Denis Cregan stepped down as Deputy Chief Executive and as an Executive Director of the Company on 13 May 2008. He will remain with the Company on a contractual basis into 2009 to assist the Chief Executive in the alignment of Kerry's global food ingredients, bio-science and flavour businesses.

Mr. Gerry Behan, President & CEO – Kerry Ingredients & Flavours, Americas Region, joined the Board as an Executive Director on 13 May 2008. Since joining Kerry's graduate recruitment programme in 1986, he has held a number of senior financial and management roles primarily in the Americas Region, prior to his appointment as President & CEO of the business in January 2008.

Other than these Directorate changes, which did not have a material effect on the Condensed Consolidated Interim Financial Statements, there were no changes in related party transactions from the last Annual Report that could have had a material effect on the financial position or performance of the Group in the first half of the year.

FUTURE PROSPECTS

Building on the Group's performance in the half year and the underlying growth prospects for Kerry businesses in all regions, we expect a good outturn for 2008 and reconfirm our expectation to grow earnings for the full year to a range of 151 cent to 155 cent per share. Our 'go-to-market' strategy is key to differentiating between Kerry and its competitors in efficiently servicing customer requirements in the global food and beverage industries and maximising synergies across Kerry's unrivalled ingredients & flavours technology platforms. We will continue to invest in Group businesses to underpin this growth potential and support the promising pipeline of innovation throughout our chosen end use markets.

In the UK and Irish consumer foods markets, we will increase investment in Kerry Foods' leading brands and marketing capabilities in the added-value dairy, meats, convenience and food-to-go sectors. Kerry Foods will also support this strategy by continued investment in 'lean manufacturing' and shared services to capitalise on sectoral growth opportunities.

Complementary acquisition opportunities will continue to be explored across all Kerry businesses.

RESPONSIBILITY STATEMENT

The Directors are responsible for preparing the Half Yearly Financial Report in accordance with the Transparency (Directive 2004/109/EC) Regulations 2007 of Ireland (S.I. No. 277 of 2007) ("the Regulations"), the Transparency Rules of the Irish Financial Services Regulatory Authority and with IAS 34 "Interim Financial Reporting" as adopted by the European Union.

The Directors confirm that to the best of their knowledge:

- the Group Condensed Consolidated Interim Financial Statements for the half year ended 30 June 2008 have been prepared in accordance with the international accounting standard applicable to interim financial reporting adopted pursuant to the procedure provided for under regulations 4, 5, 6, 7 and 8 of the Regulations and Article 6 of the Regulation (EC) No. 1606/2002 of the European Parliament and of the Council of 19 July 2002;

- the Interim Management Report includes a fair review of the important events that have occurred during the first six months of the financial year, and their impact on the Group Condensed Consolidated Interim Financial Statements for the half year ended 30 June 2008, and a description of the principal risks and uncertainties for the remaining six months;

- the Interim Management Report includes a fair review of the related party transactions that have occurred during the first six months of the current financial year and that have materially affected the financial position or the performance of the Group during that period, and any changes in the related parties' transactions described in the last Annual Report that could have a material effect on the financial position or performance of the Group in the first six months of the current financial year.

Signed on behalf of the Board:

Stan McCarthy	Brian Mehigan
Chief Executive	**Chief Financial Officer**

25 August 2008

Kerry Group plc

Condensed Consolidated Income Statement
for the half year ended 30 June 2008

	Notes	**Half year ended 30 June 2008 Unaudited €'000**	Half year ended 30 June 2007 Unaudited €'000	Year ended 31 Dec. 2007 Audited €'000
Revenue	1	**2,363,132**	2,331,652	4,787,766
Trading profit	1	**175,491**	172,389	401,126
Intangible asset amortisation		**(6,878)**	(6,133)	(12,669)
Non-trading items	3	**2,831**	4,067	(11,113)
Operating profit		**171,444**	170,323	377,344
Finance costs		**(38,612)**	(37,827)	(79,055)
Profit before taxation		**132,832**	132,496	298,289
Income taxes		**(27,825)**	(26,693)	(52,171)
Profit after taxation and attributable to equity shareholders		**105,007**	105,803	246,118
Earnings per A ordinary share (cent)				
- basic	2	**60.1**	57.6	137.4
- diluted	2	**60.0**	57.4	137.0

Kerry Group plc

Condensed Consolidated Balance Sheet
as at 30 June 2008

	Notes	**30 June 2008 Unaudited €'000**	30 June 2007 Unaudited €'000	31 Dec. 2007 Audited €'000
Non-current assets				
Property, plant and equipment		**960,861**	996,901	990,747
Intangible assets		**1,629,329**	1,679,040	1,646,186
Financial asset investments		**18,905**	15,872	18,905
Retirement benefits asset	5	**-**	46,115	-
Deferred tax assets		**3,978**	8,303	3,361
		2,613,073	2,746,231	2,659,199
Current assets				
Inventories		**576,117**	569,459	526,364
Trade and other receivables		**660,297**	663,017	591,166
Cash and cash equivalents		**132,953**	123,366	185,669
Financial assets		**4,044**	1,646	3,746
Assets classified as held for sale		**1,601**	2,696	3,392
		1,375,012	1,360,184	1,310,337
Total assets		**3,988,085**	4,106,415	3,969,536
Current liabilities				
Trade and other payables		**931,322**	921,021	859,933
Financial liabilities		**73,959**	49,525	10,309
Tax liabilities		**55,861**	61,380	53,238
Deferred income		**2,427**	2,224	2,727
		1,063,569	1,034,150	926,207
Non-current liabilities				
Financial liabilities		**1,296,902**	1,445,089	1,454,797
Retirement benefits obligation	5	**158,699**	148,048	111,999
Other non-current liabilities		**93,758**	91,046	92,042
Deferred tax liabilities		**132,478**	147,380	137,527
Deferred income		**16,672**	16,812	17,677
		1,698,509	1,848,375	1,814,042
Total liabilities		**2,762,078**	2,882,525	2,740,249
Net assets		**1,226,007**	1,223,890	1,229,287
Capital and reserves				
Share capital		**21,839**	21,790	21,836
Share premium account		**391,590**	387,603	391,316
Other reserves		**(109,660)**	11,348	(83,961)
Retained earnings - cancelled shares		**(280,292)**	(280,292)	(280,292)
- retained earnings		**1,202,530**	1,083,441	1,180,388
Shareholders' equity		**1,226,007**	1,223,890	1,229,287

Condensed Consolidated Statement of Recognised Income and Expense

for the half year ended 30 June 2008

	Notes	**Half year ended 30 June 2008 Unaudited €'000**	Half year ended 30 June 2007 Unaudited €'000	Year ended 31 Dec. 2007 Audited €'000
Fair value movements on available-for-sale investments		**-**	(3,994)	(4,470)
Fair value movements on cash flow hedges		**28,730**	(4,206)	(20,934)
Exchange differences on translation of foreign operations		**(46,425)**	2,283	(54,335)
Actuarial (losses)/gains on defined benefit pension schemes	5	**(71,943)**	65,024	20,476
Deferred tax on items taken directly to reserves		**13,329**	(12,712)	(876)
Net (expense)/income recognised directly in equity		**(76,309)**	46,395	(60,139)
Transfers				
Cash flow hedges to profit or loss from equity		**(9,333)**	(2,143)	(8,534)
Sale of available-for-sale investments		**-**	-	(15,396)
Profit for the period after taxation		**105,007**	105,803	246,118
Total recognised income and expense for the period attributable to equity shareholders		**19,365**	150,055	162,049

Condensed Consolidated Reconciliation of Changes in Shareholders' Equity

for the half year ended 30 June 2008

	Notes	**Half year ended 30 June 2008 Unaudited €'000**	Half year ended 30 June 2007 Unaudited €'000	Year ended 31 Dec. 2007 Audited €'000
At beginning of period		1,229,287	1,323,167	1,323,167
Total recognised income and expense for the period		**19,365**	150,055	162,049
Dividends paid	4	**(24,251)**	(23,144)	(33,800)
Purchase of shares	2	**-**	(231,850)	(231,850)
Long term incentive plan expense		**1,329**	1,350	1,650
Shares issued during the period		**277**	4,312	8,071
At end of period		**1,226,007**	1,223,890	1,229,287

Condensed Consolidated Cash Flow Statement

for the half year ended 30 June 2008

	Half year ended 30 June 2008 Unaudited €'000	Half year ended 30 June 2007 Unaudited €'000	Year ended 31 Dec. 2007 Audited €'000
Operating activities			
Trading profit	**175,491**	172,389	401,126
Adjustments for:			
Depreciation (net)	**48,583**	52,597	99,003
Change in working capital	**(60,319)**	(65,460)	(35,368)
Exchange translation adjustment	**(959)**	669	(2,506)
Cash generated from operations	**162,796**	160,195	462,255
Income taxes paid	**(14,201)**	(11,729)	(37,250)
Interest received	**2,139**	1,722	3,675
Finance costs paid	**(38,877)**	(36,634)	(82,849)
Net cash from operating activities	**111,857**	113,554	345,831
Investing activities			
Purchase of non-current assets	**(63,102)**	(41,886)	(140,390)
Proceeds from the sale of non-current assets	**1,530**	2,995	48,443
Capital grants received	**244**	229	3,379
Purchase of subsidiary undertakings	**(58,714)**	(10,471)	(78,958)
Proceeds from disposal of businesses	**3,882**	-	526
Payment of deferred payables	**(1,268)**	(2,457)	(3,592)
Expenditure on restructuring costs	**-**	(583)	(39,519)
Consideration adjustment on previous acquisitions	**(14)**	(70)	(64)
Net cash used in investing activities	**(117,442)**	(52,243)	(210,175)
Financing activities			
Dividends paid	**(24,251)**	(23,144)	(33,800)
Purchase of shares	**-**	(207,341)	(231,850)
Issue of share capital	**277**	4,312	8,071
Net movement on bank borrowings	**28,797**	113,207	123,516
(Decrease)/increase in bank overdrafts	**(48,409)**	(13,237)	5,943
Net cash used in financing activities	**(43,586)**	(126,203)	(128,120)
Net (decrease)/increase in cash and cash equivalents	**(49,171)**	(64,892)	7,536
Cash and cash equivalents at beginning of period	185,669	188,844	188,844
Exchange translation adjustment on cash and cash equivalents	**(3,545)**	(586)	(10,711)
Cash and cash equivalents at end of period	**132,953**	123,366	185,669

Reconciliation of Net Cash Flow to Movement in Net Debt

Net (decrease)/increase in cash and cash equivalents	**(49,171)**	(64,892)	7,536
Cash outflow/(inflow) from debt financing	**19,612**	(99,970)	(129,459)
Changes in net debt resulting from cash flows	**(29,559)**	(164,862)	(121,923)
Fair value movement on interest rate swaps	**23,224**	(2,729)	(29,016)
Exchange translation adjustment on net debt	**51,147**	5,006	66,316
Movement in net debt in the period	**44,812**	(162,585)	(84,623)
Net debt at beginning of period	(1,278,979)	(1,194,356)	(1,194,356)
Net debt at end of period	**(1,234,167)**	(1,356,941)	(1,278,979)

Notes to the Condensed Consolidated Interim Financial Statements
for the half year ended 30 June 2008

1. Analysis of results

	Half year ended 30 June 2008 Unaudited		Half year ended 30 June 2007 Unaudited		Year ended 31 Dec. 2007 Audited	
By business segment:	**Segment Revenue €'000**	**Segment Result €'000**	Segment Revenue €'000	Segment Result €'000	Segment Revenue €'000	Segment Result €'000
Ingredients & Flavours	**1,656,235**	**133,838**	1,610,908	130,404	3,309,629	310,416
Consumer Foods	**876,898**	**55,759**	882,242	55,537	1,819,295	119,314
Unallocated and Group Eliminations	**(170,001)**	**(14,106)**	(161,498)	(13,552)	(341,158)	(28,604)
	2,363,132		2,331,652		4,787,766	
Trading Profit		**175,491**		172,389		401,126
Intangible asset amortisation		**(6,878)**		(6,133)		(12,669)
Non-trading items		**2,831**		4,067		(11,113)
Operating profit		**171,444**		170,323		377,344

By geographic segment:	**Segment Revenue €'000**	Segment Revenue €'000	Segment Revenue €'000
Europe	**1,480,532**	1,488,288	3,053,603
Americas	**643,433**	644,386	1,309,609
Asia Pacific	**239,167**	198,978	424,554
	2,363,132	2,331,652	4,787,766

Notes to the Condensed Consolidated Interim Financial Statements (continued)
for the half year ended 30 June 2008

2. Earnings per A ordinary share

	Notes	**Half year ended 30 June 2008 Unaudited EPS cent**	**€'000**	Half year ended 30 June 2007 Unaudited EPS cent	€'000	Year ended 31 Dec. 2007 Audited EPS cent	€'000
Basic earnings per share							
Profit after taxation and attributable to equity shareholders		**60.1**	**105,007**	57.6	105,803	137.4	246,118
Intangible asset amortisation		**3.9**	**6,878**	3.4	6,133	7.1	12,669
Non-trading items (net of related tax)	3	**(1.2)**	**(2,106)**	(2.2)	(4,033)	(0.7)	(1,228)
Adjusted earnings*		**62.8**	**109,779**	58.8	107,903	143.8	257,559
Diluted earnings per share							
Profit after taxation and attributable to equity shareholders		**60.0**	**105,007**	57.4	105,803	137.0	246,118
Adjusted earnings*		**62.7**	**109,779**	58.5	107,903	143.4	257,559

* In addition to the basic and diluted earnings per share, an adjusted earnings per share is also provided as it is considered more reflective of the Group's underlying trading performance. Adjusted earnings is profit after taxation before intangible asset amortisation and non-trading items (net of related tax).

	Number of Shares 30 June 2008 000's Unaudited	Number of Shares 30 June 2007 000's Unaudited	Number of Shares 31 Dec. 2007 000's Unaudited
Basic weighted average number of shares	**174,704**	183,648	179,073
Impact of executive share options outstanding	**322**	713	545
Diluted weighted average number of shares	**175,026**	184,361	179,618
Actual number of shares in issue	**174,712**	174,321	174,690

Shares Purchased
During the period the Company purchased **nil** (2007: 10,841,400) A ordinary shares at a cost of **€nil** (2007: €231,850,000).

All purchases were in accordance with the Company's general authority to repurchase securities as approved at the 2007 and 2006 Annual General Meetings of the Company and in accordance with the Listing Rules of the Irish Stock Exchange and the Listing Rules of the UK Listing Authority.

Notes to the Condensed Consolidated Interim Financial Statements (continued)
for the half year ended 30 June 2008

3. Non-trading items

	Half year Ended 30 June 2008 Unaudited €'000	Half year Ended 30 June 2007 Unaudited €'000	Year Ended 31 Dec. 2007 Audited €'000
Profit on sale of non-current assets	**195**	4,816	35,585
Profit/(loss) on sale of businesses	**2,636**	-	(2,197)
Acquisition, plant closure and other restructuring costs	**-**	(749)	(44,501)
	2,831	4,067	(11,113)
Tax (charge)/credit on non-trading items	**(725)**	(34)	12,341
	2,106	4,033	1,228

The profit on sale of non-current assets primarily relates to the sale of properties, plant and equipment and investments. The profit/(loss) on sale of businesses relates primarily to the sale of a non-core animal feed business in Ireland in 2008 and a frozen vegetable business in the UK in 2007.

4. Dividends

	Half year ended 30 June 2008 Unaudited €'000	Half year ended 30 June 2007 Unaudited €'000	Year ended 31 Dec. 2007 Audited €'000
Amounts recognised as distributions to equity shareholders in the period			
Final 2007 dividend of **13.90 cent** per A ordinary share paid 23 May 2008 (Final 2006 dividend: 12.50 cent per A ordinary share paid 25 May 2007)	**24,251**	23,144	23,144
Interim 2008 dividend of 6.90 cent per A ordinary share payable 21 November 2008 (Interim 2007 dividend: 6.10 cent per A ordinary share paid 23 November 2007)	-	-	10,656
	24,251	23,144	33,800

Since the end of the period, the Board has declared an interim dividend of 6.90 cent per A ordinary share. The payment date for the interim dividend will be 21 November 2008 to shareholders registered on the record date 17 October 2008. These condensed consolidated interim financial statements do not reflect this dividend payable.

Notes to the Condensed Consolidated Interim Financial Statements (continued)
for the half year ended 30 June 2008

5. Retirement benefits

The Group's net recognised defined benefit pension schemes' deficit (net of related deferred tax) at 30 June 2008 was **€116,016,000** (30 June 2007: €59,169,000; 31 December 2007: €75,888,000).

The Group's defined benefit pension schemes' assets are measured at market value at 30 June 2008. The defined benefit pension schemes' liabilities at 30 June 2008 have been updated to reflect material movements in underlying assumptions.

The main factor causing the movement in the net deficit for the half year to 30 June 2008 has been the diminution in the pension schemes' assets due to negative investment returns. Counteracting this, the Group continues to make contributions towards any past service funding deficits in its schemes over and above contributions towards the cost of current service.

Included in the Condensed Consolidated Statement of Recognised Income and Expense for the half year ended 30 June 2008 is an actuarial loss of **€71,943,000** which primarily relates to actual return on pension schemes' assets being less than expected.

6. Businesses acquired

During the period the Group completed the acquisition of six businesses, all of which were 100% acquired and none of which were individually material. The total consideration for acquisitions amounted to **€38,714,000**. In addition, a **€20,000,000** deposit was paid in relation to the agreement on 13 March 2008 to acquire Breeo Foods subject to regulatory approval.

The acquisition method of accounting has been used to consolidate the businesses acquired in the condensed consolidated interim financial statements. Since the valuation of the fair value of assets and liabilities acquired is still in progress, the values are provisional. Other than the valuation of intangible assets there are no material differences arising between the fair value of the assets and liabilities acquired and the acquiree's carrying value at acquisition date. If however any fair values need to be adjusted they will be reflected in the acquisition accounting within one year of the acquisition date. The goodwill recognised is attributable to the synergies expected to arise within the Group after acquisition.

7. Events after the balance sheet date

Other than the costs and any disposal proceeds associated with the implementation of the Kerry Ingredients & Flavours 'go-to-market' strategy as outlined in the Interim Management Report and the approval of the interim dividend (see note 4), there have been no significant events, outside the ordinary course of business, affecting the Group since 30 June 2008.

8. Accounting policies and general information

These condensed consolidated interim financial statements for the half year ended 30 June 2008 have been prepared using accounting policies consistent with International Financial Reporting Standards as adopted by the European Union and in accordance with the requirements of IAS 34 "Interim Financial Reporting". The detailed applicable accounting policies are as published in the 2007 Annual Report. No new accounting standards and interpretations mandatory for the first time for the financial year beginning 1 January 2008 had any material impact on the condensed consolidated interim financial statements.

The Board of Directors approved these condensed consolidated interim financial statements for the half year ended 30 June 2008 on 25 August 2008. However, these are not full financial statements and were not reviewed by the auditors. Full consolidated financial statements to 31 December 2007, which were audited and received an unqualified audit report, have been filed with the Registrar of Companies.

In relation to seasonality, trading profit is lower in the first half of the year due to the nature of the food business and stronger December trading. While revenue is relatively evenly spread, margin has traditionally been higher in the second half of the year.

As permitted by the Transparency (Directive 2004/109/EC) Regulations 2007 the Interim Report is available on www.kerrygroup.com. However, if a physical copy is required, please contact the Corporate Affairs department.

END